Trombly Business Law
                                                  1320 Centre Street, Suite 202
                                                               Newton, MA 02459
                                                       Telephone (617) 243-0060
                                                       Facsimile (309) 406-1426

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Amy M. Trombly, Esq.                                 amy@tromblybusinesslaw.com

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September 20, 2006


Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC  20549

         Attn:    Mr. David Mittelman

         Re:      FTS Group, Inc.
                  Preliminary Proxy Materials on Schedule 14A
                  Filed on September 7, 2006
                  File Number 0-24829

Dear Mr. Mittelman:

I am securities counsel for FTS Group, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Preliminary Proxy Materials on Schedule 14A,

The enclosed Preliminary Proxy Materials on Schedule 14A contains revisions that have been made in response to oral comments received from the staff of the Securities and Exchange Commission (the "Staff") on September 18, 2006.

Set forth below are the Company's responses to the Staff's oral comments.

Oral Comment 1.   Please add disclosure in the footnotes of the
                  beneficial ownership table regarding voting and investment control of Bristol Investment Fund, Ltd. and Whalehaven
                  Capital Fund, Ltd.

Response 1.       The Company has complied with the Staff's comment.


Oral Comment 2.   Please provide the written acknowledgment detailed in the
                  Staff's comment letter dated April 5, 2006.

Response 2.       The Company has attached a letter signed by the Chief
                  Executive Officer, Scott Gallagher, containing the requested acknowledgement.


      If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                               Regards,

                               /s/ Amy M. Trombly
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                               Amy M. Trombly
                              Counsel for FTS Group, Inc.

cc:      FTS Group, Inc.